UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

STARBOARD RESOURCES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

855205100

(CUSIP Number)

Diserio Martin O’Connor & Castiglioni LLP

One Atlantic Street

Stamford, Connecticut 06901

Attention:  Jonathan P. Whitcomb, Esq.

(203) 358-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855205100

1.	Names of Reporting Persons SOSventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,090,805

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,090,805

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,090,805

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.1%

14.	Type of Reporting Person (See Instructions) WC

CUSIP No. 855205100

1.	Names of Reporting Persons Sean O’Sullivan Revocable Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Not Applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 532,139

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 532,139

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 532,139

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) WC

CUSIP No. 855205100

1.	Names of Reporting Persons Bradford R. Higgins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 235,825

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 235,825

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,825

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.9%

14.	Type of Reporting Person (See Instructions) WC

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 per share, of Starboard Resources, Inc., a Delaware corporation.  The Issuer’s principal executive offices are located at 300 E. Sonterra Blvd., Suite 1220, San Antonio, Texas 78258.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of SOSventures LLC as part of a group together with Sean O’Sullivan Revocable Living Trust and Bradford R. Higgins (collectively, the “Reporting Persons”).

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) The principal place of business of SOSventures LLC and Sean O’Sullivan Revocable Living Trust are Penrose Wharf, 2nd Floor, Alfred Street, Cork, Ireland.  The principal place of business of Bradford R. Higgins is 1079 Oenoke Ridge, New Canaan, CT 06840.

(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes.

(d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) SOSventures LLC is a Delaware limited liability company.  Mr. Higgins is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired an aggregate of 4,828,769 shares of common stock of the Issuer following the distribution shares held by Giddings Oil & Gas LP, Asym Energy Fund III LP and Hunton Oil Partners LP to their limited partners.  In addition, SOSventures LLC acquired 10,000 shares of common stock of the Issuer from each of Charles S. Henry III, Rubicon Resources LLC and James P. Ashman for a total of 30,000 shares of common stock at a purchase price of $4.75 per share. The source of funds for the purchase of shares of common stock of the Issuer was general working capital.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired shares of common stock of the Issuer for investment purposes. The Reporting Persons intend from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of common stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of common stock of the Issuer or disposal of some or all of the shares of common stock of the Issuer currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of this Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of this Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)                                     sole power to vote or to direct the vote:
See Item 7 on the cover pages hereto.

(ii)                                  shared power to vote or to direct the vote:
See Item 8 on the cover pages hereto.

(iii)                               sole power to dispose or to direct the disposition of:
See Item 9 on the cover pages hereto.

(iv)                              shared power to dispose or to direct the disposition of:
See Item 10 on the cover pages hereto.

As of the date hereof, no Reporting Person owns any shares of common stock of the Issuer other than as disclosed in this Schedule 13D.

(c) Except as set forth in this Schedule 13D, there have been no transactions effected with respect to the shares of common stock of the Issuer in the 60 days prior to the date hereof by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

	Exhibit	Description of Exhibit

	99.1	Joint Filing Agreement (furnished herewith)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOSVENTURES LLC

By:	/s/ Sean O’Sullivan
Name: Sean O’Sullivan
Title: Managing Director

SEAN O’SULLIVAN REVOCABLE LIVING TRUST

By:	/s/ Sean O’Sullivan
Name: Sean O’Sullivan
Title: Trustee

/s/ Bradford R. Higgins
Bradford R. Higgins

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).